CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2004	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X| Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-______.)

Earnings
Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro. S.A. de C.V.
Tel. (5255) 5728-4800 Ext. 7018

In New York:
Maria Barona
Peter Majeski
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

For Immediate Release

October 25, 2004

Grupo Radio Centro Reports Third Quarter
and Nine Months Results for 2004

Mexico City, October 25, 2004 - Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), Mexico’s leading radio broadcasting company, announced today its results of operations for the third quarter and nine months ended September 30, 2004. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of September 30, 2004.

For the third quarter of 2004, broadcasting revenue was Ps. 133,273,000, representing a decrease of 29.0% compared to Ps. 187,834,000 reported for the same period of 2003. This decrease was mainly due to the loss of revenue attributable in 2003 to the Company’s broadcasting of news programs provided by Infored, which the Company ceased receiving after the first quarter of 2004.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the third quarter of 2004 were Ps. 94,582,000, representing a decrease of 30.4% compared to Ps. 135,886,000 reported for the same period of 2003. This decrease was mainly attributable to lower costs from the production of the former news program, which was produced for the Company until the end of the first quarter of 2004.

For the third quarter ended September 30, 2004, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 38,691,000, representing a decrease of 25.5% compared to a broadcasting income of Ps. 51,948,000 reported for the same period in 2003. This decline was mainly attributable to the decrease in broadcasting revenue.

Depreciation and amortization for the third quarter 2004 amounted to Ps. 24,246,000, an 18.2% decrease compared to Ps. 29,657,000 reported for the same period of 2003. This reduction was mainly due to the goodwill write-off in connection with a Company subsidiary during the third quarter 2003.

Grupo Radio Centro, S.A. de C.V.
Third Quarter and Nine Months Results

For the third quarter of 2004, the Company’s corporate, general and administrative expenses were Ps. 2,623,000, compared to Ps. 11,332,000 reported for the same period of 2003. This 76.9% decrease was due to lower fees, since there were no payments made to the former producer of news programming during the third quarter of 2004, as well as a decrease in revenue-based compensation paid to Company executives during the third quarter of 2004.

As a result of the decrease in expenses, which more than offset the decrease in broadcasting revenues, the Company reported operating income of Ps. 11,822,000 during the third quarter of 2004, representing a 7.9% increase compared to operating income of Ps. 10,959,000 reported for the same period of 2003.

The Company’s comprehensive financing cost was Ps. 222,000, a decrease of 96.6% compared to a comprehensive financing cost of Ps. 6,447,000 reported for the third quarter of 2003. This favorable change was primarily attributable to a gain in monetary position which rose from Ps. 144,000 during the third quarter of 2003 to Ps. 5,578,000 for the same period of 2004 as a result of the Company having net monetary liabilities in the third quarter of 2004 related to the recorded provision for the contingent liability in connection with the Infored arbitration proceeding decision, which was announced in March 2004, as well as lower interest expense due to the reduction in our bank debt.

For the third quarter of 2004, other expenses, net, were Ps. 14,303,000, compared to Ps. 18,204,000 reported for the same period in 2003. This 21.4% decrease was mainly attributable to lower legal expenses in 2004 compared to the same period of 2003.

The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 2,703,000 during the third quarter of 2004, compared to a loss before provisions for income tax and employee profit sharing of Ps. 13,692,000 reported for the third quarter of 2003.

The Company recorded provisions for income tax and employee profit sharing for the third quarter of 2004 of Ps. 2,936,000, compared to provisions of Ps. 183,000 for the same period of 2003.

As a result of the foregoing, the Company’s net loss for the third quarter 2004 was Ps. 5,639,000, compared to net loss of Ps. 13,875,000 reported for same period of 2003.

Nine Months Results

For the nine months ended September 30, 2004, broadcasting revenue was Ps. 366,573,000, a 43.6% decrease compared to Ps. 650,324,000 reported for the same period of 2003. This decrease was mainly attributable to higher advertising expenditures from political parties during 2003, in connection with the congressional elections held in July 2003, as well as lower broadcasting revenue due to the fact that the Company ceased receiving news services from a third party after the first quarter of 2004.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) were Ps. 295,701,000, a 23.8% decrease compared to Ps. 388,147,000 reported for the nine months ended September 30, 2003. This decrease in broadcasting

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Grupo Radio Centro, S.A. de C.V.
Third Quarter and Nine Months Results

expenses was primarily attributable to lower costs from the production of news programming, which a third party produced for the Company until the end of the first quarter of 2004.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) was Ps. 70,872,000, representing a decrease of 73.0% compared to Ps. 262,177,000 reported for the nine months ended September 30, 2003. This decrease was primarily attributable to the decrease in broadcasting revenue mainly from political advertising for 2004 compared to the same period of 2003.

Depreciation and amortization was Ps. 70,848,000, a decrease of 19.0% compared to Ps. 87,454,000 reported for the nine months ended September 30, 2003. This decrease was mainly due to the goodwill write-off in connection with a Company subsidiary during 2003.

The Company’s corporate, general and administrative expenses during the first nine months of 2004 were Ps. 14,654,000, a decrease of 64.2% compared to Ps. 40,968,000 reported for the same period of 2003. This decrease was mainly due to lower fees paid to a third party, which ceased production of news programs for the Company at the end of the first quarter of 2004, as well as lower revenue-based compensation paid to Company executives.

As a result of the decrease in broadcasting income, the Company reported an operating loss of Ps. 14,630,000 for the nine months ended September 30, 2004, compared to operating income of Ps. 133,755,000 reported for the same period of 2003.

The Company’s comprehensive financing cost was Ps. 18,182,000 a reduction of 32.1% compared to a comprehensive financing cost of Ps. 26,784,000 for the first nine months of 2003. This favorable change is mainly attributable to a gain in monetary position from Ps. 1,556,000 for the first nine months of 2003 to Ps. 6,978,000 for the same period of 2004, a reduction in the foreign exchange loss, net, from Ps. 7,052,000 in 2003 to Ps. 5,462,000 for 2004, and lower interest expense due to a reduction of the Company’s bank debt.

Other expenses, net, for the first nine months of 2004 were Ps. 35,932,000, a 33.5% decrease compared to Ps. 54,047,000 reported for the same period of 2003. This decrease is attributable to severance payments made during the first quarter of 2003 in connection with personnel reductions, lower legal expenses during 2004 compared to the same period of 2003, and lower expenses due to the termination of operations of certain Internet-related Company subsidiaries.

For the first nine months of 2004, the Company reported a loss before provisions for income tax and employee profit sharing of Ps. 68,744,000, compared to income before provisions for income tax and employee profit sharing of Ps. 52,924,000 reported for the same period in 2003. During the first nine months of 2004, the Company recorded provisions for income tax and employee profit sharing of Ps. 198,000 compared to a provision for income tax and employee profit sharing of Ps. 2,321,000 for the same period in 2003.

As a result of the foregoing, the Company had a net loss of Ps. 68,942,000 for the first nine months of 2004, compared to net income of Ps. 50,603,000 for the same period in 2003.

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Grupo Radio Centro, S.A. de C.V.
Third Quarter and Nine Months Results

Other Matters:

From September 30, 2003 to September 30, 2004, the Company decreased its total bank debt by approximately Ps. 62.7 million, from Ps. 260.9 million to Ps. 198.2 million.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network which acts as the national sales representative for, and provides programming to Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

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GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2004 and 2003
in Mexican Pesos (“Ps.”) with purchasing power as of September 30, 2004
(figures in thousands of Ps. and U.S. dollars (“U.S. $”)(1), except per Share and per ADS amounts)

	September 30
	2004		2003
	U.S.$(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	5,369	61,263	80,648

Accounts receivable:
Broadcasting, net	10,675	121,804	220,288
Other	725	8,276	10,846
Income tax recoverable	2,106	24,033	0

	13,506	154,113	231,134

Guarantee deposit	202	2,305	7,259
Prepaid expenses	783	8,937	15,741

Total current assets	19,860	226,618	334,782

Prepaid expenses	0	0	102,615
Property and equipment	41,596	474,637	492,675
Deferred charges	1,263	14,414	17,694
Guarantee deposit	0	0	2,421
Excess of cost over book value of subsidiaries	64,731	738,614	807,357
Other assets	282	3,220	3,296

Total assets	127,732	1,457,503	1,760,840

LIABILITIES
Current:
Notes payable	4,962	56,618	98,801
Advances from customers	3,926	44,803	82,317
Other accounts payable and accrued expenses	3,761	42,916	64,143
Taxes payable	1,227	14,000	25,572
Contingent Liability	21,016	239,802	0

Total current liabilities	34,892	398,139	270,833

Long-Term:
Deferred income tax	2,319	26,462	66,479
Notes payable	12,405	141,546	162,097
Reserve for labor obligations	2,688	30,673	30,680

Total liabilities	52,304	596,820	530,089

STOCKHOLDERS’ EQUITY
Capital stock	96,831	1,104,899	1,106,020
Retained earnings	(17,047)	(194,511)	174,066
Provision for repurchase of shares	3,401	38,809	39,164
Accumulated effect of deferred income tax	(8,193)	(93,489)	(93,489)
Surplus on restatement of capital	392	4,470	4,470
Minority interest	44	505	520

Total stockholders’ equity	75,428	860,683	1,230,751

Total liabilities and stockholders’ equity	127,732	1,457,503	1,760,840

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.4106 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2004.

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GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2004 and 2003 expressed in Mexican Pesos (“Ps.”) with purchasing power as of September 30, 2004
(figures in thousands of Ps. and U.S. dollars (“U.S. $”)(1), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2004		2003	2004		2003
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.
Broadcasting revenue (2)	11,681	133,273	187,834	32,126	366,573	650,324
Broadcasting expenses, excluding depreciation,
amortization and corporate expenses	8,289	94,582	135,886	25,915	295,701	388,147

Broadcasting income	3,392	38,691	51,948	6,211	70,872	262,177

Depreciation and amortization	2,125	24,246	29,657	6,209	70,848	87,454
Corporate general and administrative expenses	230	2,623	11,332	1,284	14,654	40,968

Operating income (loss)	1,037	11,822	10,959	(1,282)	(14,630)	133,755

Comprehensive financing cost:
Interest expense	(516)	(5,884)	(7,122)	(1,760)	(20,110)	(22,136)
Interest income (2)	13	145	170	36	412	848
Foreign exchange (loss) income, net	(4)	(61)	361	(479)	(5,462)	(7,052)
Gain on monetary position	489	5,578	144	612	6,978	1,556

	(18)	(222)	(6,447)	(1,591)	(18,182)	(26,784)
Other expenses, net	(1,253)	(14,303)	(18,204)	(3,149)	(35,932)	(54,047)

(Loss) income before the following provisions	(234)	(2,703)	(13,692)	(6,022)	(68,744)	52,924

Provisions for income tax & employee
profit sharing	257	2,936	183	17	198	2,321

Net (loss) income	(491)	(5,639)	(13,875)	(6,039)	(68,942)	50,603

Net (loss) income applicable to:
Majority interest	(490)	(5,631)	(13,875)	(6,037)	(68,923)	50,602
Minority interest	(1)	(8)	—	(2)	(19)	1

	(491)	(5,639)	(13,875)	(6,039)	(68,942)	50,603

Net income for the LTM per Series A Share (3)				($0.201)	(2.295)	1.115
Net income for the LTM per ADS (3)				($1.810)	(20.654)	10.036
Weighted average common shares outstanding for the LTM (000’s) (3)					162,601	163,758

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.4106 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2004.
(2)	Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2004 and 2003 was Ps. 533,000 and Ps. 503,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2004 and 2003 was Ps. 1,857,000 and Ps. 761,000, respectively.
(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A. de C.V. (Registrant)

Date: October 25, 2004	By:	/s/ Pedro Beltrán Nasr Name: Pedro Beltrán Nasr Title: Chief Financial Officer